January 4, 2024 Cara Lubit Division of Corporation Finance Office of Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PNC Financial Services Group, Inc. Form 10-K for the Year Ended December 31, 2022 File No. 001-09718 Dear Ms. Lubit: As discussed with you on January 3, 2024, this letter confirms that we currently intend to file PNC’s response letter to the staff’s letter dated December 26, 2023, by January 26, 2024. Sincerely, /s/ Gregory H. Kozich Gregory H. Kozich Senior Vice President and Controller The PNC Financial Services Group, Inc.